[Letterhead of Wachtell, Lipton, Rosen & Katz]
October 2, 2009
BY HAND AND VIA EDGAR
Ms. Pamela Long
Mr. Andrew Schoeffler
Ms. Peggy Kim
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	NCI Building Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 23, 2009
File No. 333-161842

Amendment No. 1 to Schedule TO
Filed September 23, 2009
File No. 005-43166
Ladies and Gentlemen:
     On behalf of our client, NCI Building Systems, Inc. (“NCI”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) included in your letters, dated September 25, 2009 and September 30, 2009, regarding NCI’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) filed on September 23, 2009 and NCI’s Tender Offer Statement on Schedule TO filed on September 10,

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 2, 2009

2009, as amended by Amendment No. 1 to Schedule TO filed on September 23, 2009 (as amended, the “Schedule TO”). In connection with this letter, NCI is filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement (“Amendment No. 2 to Form S-4”) and Amendment No. 2 to the Schedule TO (“Amendment No. 2 to Schedule TO”), and we have enclosed six courtesy copies of each document, which, in the case of Amendment No. 2 to Form S-4, is marked to show changes from the Registration Statement filed on September 23, 2009. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 2 to Form S-4 and the Schedule TO, as amended, as applicable.
     For your convenience, the Staff’s comments are set forth in bold, with the responses following each comment. All page references in the responses refer to pages of Amendment No. 2 to Form S-4 and Amendment No. 2 to Schedule TO, as applicable.
Amendment No.1 to Registration Statement on Form S-4
General
1.	We note your responses to comments four and 31 in our letter dated September 18, 2009. Please be advised that we are still reviewing your responses and may have additional comments upon the completion of our review.

Response: NCI notes the Staff’s comment.
Questions and Answers about the Restructuring, page 1
Who is eligible to vote for the prepackaged plan, page 9
2.	We note your response to comment 13 in our letter dated September 18, 2009; however, we reissue that part of our comment asking you to describe the consequence that only impaired creditors will have the right to object to the plan. Please revise or advise us.

Response: NCI respectfully advises the Staff that any party in interest may object to the prepackaged plan, regardless of whether such party is impaired and entitled to vote or is unimpaired and not entitled to vote. Page 9 of the Registration Statement has been revised in response to the Staff’s comment.
What vote is needed to confirm the prepackaged plan, page 9
3.	We note your response to comment 14 in our letter dated September 18, 2009 and your statement that dilution does not impair the rights of common stockholders because your

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 2, 2009

restated certificate of incorporation permits dilution. Please revise to quantify the dilutive effect to common stockholders and address why you believe that the dilution does not affect the voting rights of the common stockholders. Please also revise to clarify in the Q&A section that a bankruptcy court may disagree with your classification of claims and that a claim or interest holder may challenge the classification.
Response: Page 10 of the Registration Statement has been revised in response to the Staff’s comment.
Opinion of Greenhill Relating to the CD&R Investment, page 62
4.	We note your response to comment 19 in our letter dated September 18, 2009 and reissue this comment with respect to your board of directors. Refer to section II.D.1. of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Response: Page 62 of the Registration Statement has been revised in response to the Staff’s comment.
The Exchange Offer, page 135
Extensions: Amendments, page 136
5.	We note your response to comment 22 in our letter dated September 18, 2009; however, we reissue our comment and request that you confirm your understanding that five business days remain in the offer after either the CD&R or ABL financing condition has been waived or satisfied, and that the Schedule TO must be appropriately amended to disclose the material change. Because financing for your offer is not assured and is a condition to the offer, actually obtaining financing is a material change to the offer and investors should have adequate time to consider the information and make an investment decision once financing is finalized.

Response: This response is further to our counsel’s discussions with the Staff. The response contains, first, NCI’s explanation of its position and, second (in the last paragraph), a commitment to extend the exchange offer as necessary under certain circumstances discussed by our counsel with the Staff.

The exchange offer is subject to four conditions: (1) a minimum tender condition, (2) the absence of injunction or legal prohibition, (3) the effectiveness of the Registration Statement, and (4) the receipt of proceeds from the CD&R Fund’s investment in preferred stock pursuant to a binding, definitive investment agreement (the “Funding Condition”). Because the Company technically has sufficient cash on hand to pay the cash portion of the

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 2, 2009

consideration payable in the exchange offer, the Funding Condition is indeed a funding condition, or simultaneity condition, not a true financing condition. This distinction is important. As prominently disclosed in the Registration Statement and as discussed with the Staff, the exchange offer is just one part of a three- or four-part comprehensive restructuring of NCI’s balance sheet. While each of the four parts could — as a technical matter — be completed independent of the other parts, neither NCI nor any of the other relevant constituents and counterparties desires or is willing to complete any one of those parts unless all of them are completed, and indeed the transation only makes economic and business sense to the parties if all four parts occur together. The CD&R Fund’s obligation to make the investment under the investment agreement is subject to several conditions for its benefit, including the successful completion of the exchange offer and absence of material adverse effect (and others that we discuss below and describe in the Registration Statement). The CD&R Fund cannot, and has informed us that it will not, waive its right to assert these conditions and commit to complete its investment five business days in advance of the expiration date of the exchange offer. Understood in this light, we hope the Staff can understand that it is a practical impossibility for NCI to commit to confirming satisfaction of the Funding Condition at least five business days in advance of the expiration of the exchange offer.
NCI believes that its position is consistent both with the investor-protection concerns underlying Rule 13e-4(e)(3)(i) under the Exchange Act and with the Staff’s treatment of other tender offers funded by third-party debt or equity financing.
First, NCI believes that satisfaction of neither the CD&R condition nor the ABL condition constitutes a “material change” requiring extension of the exchange offer for at least five business days pursuant to Rule 13e-4(e)(3)(i) because satisfaction of a fully described condition is no change at all. It is confirmation that the information previously provided to investors will be as expected.
The conditions to the CD&R investment are described in detail in the Registration Statement. These conditions include (1) the expiration of the exchange offer and the satisfaction or waiver of conditions to the exchange offer; (2) NCI’s entry into an amended credit agreement; (3) NCI’s entry into an asset-backed revolving credit facility (the “ABL”) having a maximum availability of not less than $125 million (which is to be undrawn at closing); (4) NCI’s entry into a post-closing stockholders agreement; (5) NCI’s having at closing available cash and available commitments under the ABL of not less than $90 million in the aggregate; and (5) other customary closing conditions, including, among others, regulatory conditions in connection with the HSR Act, the Austrian Act, the NYSE, the absence of an injunction or order prohibiting the restructuring, accuracy of representations and warranties, performance in all material respects of covenants. The form of the amended credit agreement and the form of stockholders agreement are each described in detail in, and filed

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 2, 2009

as exhibits to, the Registration Statement. The material terms of the ABL are described in, and filed as an exhibit to, the Registration Statement. In addition, the Registration Statement discloses the pro forma post-closing capitalization and governance of NCI. Accordingly, investors understand exactly the circumstances of their investment assuming satisfaction of the conditions. Satisfaction of the Funding Condition and the ABL condition provides no new information material to their understanding of the consequences of the investment they are being asked to make.
Second, NCI understands that, in determining whether the satisfaction of a financing condition is a material change to the offer, the Staff has made a distinction between situations where the financing has been committed and situations where there is only a non-binding financial arrangement. See, e.g., Issuer Tender Offer Commenced by Biogen Idec, Inc. in June 2007, Issuer Tender Offer Commenced by Domino’s Pizza Inc. in February 2007 and Issuer Tender Offer commenced by Affiliated Computer Services, Inc. in February 2006. Because the investment agreement is a binding, definitive agreement, committing CD&R to fund on clear and specific terms, the CD&R condition should be treated similarly to a financing condition where there is committed financing.
The foregoing notwithstanding, we understand the Staff’s concern about the status of the ABL condition and possibly a related concern about the condition relating to the amended credit agreement. Accordingly, NCI will commit that it will extend the exchange offer as necessary such that at least five business days remain in the exchange offer after announcement of the latest to occur of the following: (1) a definitive form of ABL agreement has been agreed to with prospective lenders and the lenders have indicated their willingness to enter into such definitive form of ABL agreement and (2) holders of two-thirds (2/3) or more in amount of obligations under NCI’s credit agreement have voted to accept the prepackaged plan. NCI respectfully submits to the Staff that, at the time that events described in clauses (1) and (2) of the previous sentence occur, the CD&R financing is “fully financed” subject only to customary financing conditions.
Conditions to Completion of the Exchange Offer, page 142
6.	We note your response to comment 24 in our letter dated September 18, 2009. Please revise your reference to “prior to the time the convertible notes are accepted for exchange,” since all conditions other than necessary regulatory approvals must be satisfied or waived prior to expiration of the offer, rather than acceptance.

Response: Further to our counsel’s discussions with the Staff, NCI confirms that any waiver or assertion of conditions to the exchange offer shall be made no later than 9:00 a.m., New York City time, on the business day following the expiration date, so that NCI will announce any waiver, assertion or satisfaction of conditions concurrently with its announcement as to

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 2, 2009

whether the exchange offer has expired, been extended or been terminated. If the exchange offer has expired and the conditions are satisfied, NCI will pay the consideration offered for the convertible notes deposited by or on behalf of securities holders promptly after such expiration of the exchange offer, and if the exchange offer has been terminated because a condition has been asserted, NCI will return the convertible notes deposited by or on behalf of securities holders promptly after such termination, in each case in accordance with its obligations under Rule 14e-1 under the Exchange Act.
Page 141 of the Registration Statement has been revised to read as follows:
“The foregoing conditions are for our sole benefit and may be asserted by us or waived by us (to the extent any such condition is waivable by us), in whole or in part at any time, and from time to time prior to 9:00 a.m., New York City time, on the business day following the expiration date, in our reasonable discretion, subject to applicable laws and our obligations under the investment agreement. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.”
Summary of Classification and Treatment of Claims and Equity Interest, page 145
7.	We note your response to comment 26 in our letter dated September 18, 2009; however, we reissue in part our comment asking you to quantify the estimated allowed amount for each class. We note that you have already estimated the projected recovery percentages. You may consider including footnote disclosure explaining that the estimates may vary depending on the claims actually asserted and any other contingencies to the calculations.

Response: Pages 148 to 152 of the Registration Statement have been revised in response to the Staff’s comment.
8.	Please revise to clarify which entity is “NCIBS.” In addition, please describe the type of claims included in Classes 1 and 2.

Response: Pages 150, 156, 157, 158 and 159 of the Registration Statement have been revised in response to the Staff’s comment.

NCI respectfully advises the Staff that the descriptions of the Class 1 and Class 2 Claims are included on pages 155-156 of the Registration Statement.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 2, 2009

Material U.S. Federal Income Tax Considerations, page 201
9.	We note your response to comments 33 and 34 in our letter dated September 18, 2009 and have the following comments:
•	Please explain why counsel does not opine as to the tax consequences set forth under “Market Discount” and “Accrued and Unpaid Interest” on page 203.

•	Please be advised that qualifiers discussing the tax consequences that will “generally” occur should be deleted. Please revise accordingly.
Response: The Staff is respectfully advised that counsel is not opining on the tax consequences described under “Market Discount” and “Accrued and Unpaid Interest” because such tax consequences are not free from doubt under current U.S. federal income tax law.

It is unclear how the accrued market discount rules are applied in circumstances where accrued market discount is carried over from the convertible notes to shares of common stock. The Internal Revenue Code is ambiguous on this point, and counsel is not aware of any Treasury Regulations or IRS published guidance in this area.

It is unclear whether amounts received in exchange for a debt instrument are first allocated to accrued and unpaid interest or to the principal of the debt because there are authorities that support both of these positions.

Pages 199 to 203 of the Registration Statement have been revised in response to the Staff’s comment.
Item 22. Undertakings, page 11-5
10.	We note your response to comment 37 in our letter dated September 18, 2009. Please also provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response: Page II-7 of the Registration Statement has been revised in response to the Staff’s comment.
11.	We note the undertaking set forth in paragraph 6. Please advise us as to the basis for including it, as the offering does not appear to be a transaction contemplated by Rule 145(a) under the Securities Act.

Response: Page II-7 of the Registration Statement has been revised in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 2, 2009

*   *   *   *
1.	We note your response to comment four in our letter dated September 18, 2009. However, we disagree with your analysis that the exchange offer may be bifurcated into a private offering with respect to the notes subject to the lock-up agreement and a public offering with respect to the remaining notes. The exchange offer is a single offering for purposes of the registration requirements of the Securities Act, so to the extent the lock-ups represent an investment decision, the offering has commenced privately and must be completed privately. If you believe that an investment decision was not made at the time the note holders executed the lock-up agreements, please confirm to us that the exchange offer could not have been completed in a private transaction exempt from the registration requirements of the Securities Act. We note your representation that only accredited investors executed the lock-up agreements and that these holders represented less than 100% of the outstanding notes, and we further note the disclosure in the registration statement that all holders of notes participating in the exchange offer will receive the same amount and form of consideration.

Response: Further to our counsel’s discussions with the Staff, NCI confirms that the exchange offer could not have been completed in a private transaction exempt from the registration requirements of the Securities Act because, based on information available to NCI, including information provided by the exchange agent, regarding the number and type of holders of the convertible notes, NCI was unable to reach the conclusions (or have the reasonable beliefs) that would have been necessary for NCI to avail itself of an exemption, and counsel to NCI was not able to opine that such an exemption would be available under the Securities Act for such purposes.
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Division of Corporation Finance
U.S. Securities and Exchange Commission
October 2, 2009

If you have any questions concerning the Registration Statement or the Schedule TO or require any additional information in connection with the filings, please do not hesitate to contact the undersigned at (212) 403-1394 or Mark Gordon at (212) 403-1343.
Very truly yours,
/s/ David K. Lam
David K. Lam
Enclosures

cc:	Todd R. Moore, NCI Building Systems, Inc. Mark Gordon, Wachtell, Lipton, Rosen & Katz Christopher J. Marcus, Kirkland & Ellis LLP